UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54A

               NOTIFICATION OF ELECTIN TO BE SUBJECT TO SECTIN 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(a)
                                   OF THE ACT


     The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:


     Name:                                        PHC  Holdings

     Address  of  Principal  Business  Office:    4700  Millenia  Road
                                                  Suite  500
                                                  Orlando,  Florida  32839

     Telephone  Number:                          (407)  226-  3000

     Name  and  Address  of  Agent  for           Kevin  J.  Quinn
     Service And  Process                         PHC  Holdings
                                                  Quinn  &  Associates
                                                  122  Ocean  Park  Blvd.,  #411
                                                  Santa  Monica,  CA  90405
                                                 (310)  392-2410

          Check  one  of  the  following:

[ x ] The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number in unknown or has not yet been assigned, give the date on which the registration statement was filed: 0-29475___


[  ]      The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

          The  file number of the registration as an investment company pursuant
          to Section 54(a)  of  the  Act,  if  any,  of  the  Company:   N/A


The undersigned company certified that it is a closed end company organized under the laws of the State of Nevada and with its principal place of business in Florida; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940, and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act of 1940 to be duly signed on its behalf in the City of Orlando and State of Florida on this 22nd day of December, 2004.


                                   ------------------------------------
                                   PHC  Holdings
                                   By:  Pearl  Asencio
                                   Vice  President  -  Administration